UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Better Home & Finance Holding Company

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

08774B102

(CUSIP Number)

SB Global Advisers Limited

Attn: Stephen Lam

69 Grosvenor St.

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08774B102	13D	Page 1 of 21 pages

1	Names of Reporting Persons SVF II Beaver (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 62,065,718
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,065,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,065,718
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.5%
14	Type of Reporting Person OO

CUSIP No. 08774B102	13D	Page 2 of 21 pages

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 62,065,718
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,065,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,065,718
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.5%
14	Type of Reporting Person OO

CUSIP No. 08774B102	13D	Page 3 of 21 pages

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 62,065,718
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,065,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,065,718
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.5%
14	Type of Reporting Person PN

CUSIP No. 08774B102	13D	Page 4 of 21 pages

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 62,065,718
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,065,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,065,718
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.5%
14	Type of Reporting Person PN

CUSIP No. 08774B102	13D	Page 5 of 21 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 62,065,718
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,065,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,065,718
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.5%
14	Type of Reporting Person CO

CUSIP No. 08774B102	13D	Page 6 of 21 pages

1	Names of Reporting Persons SB Northstar LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 675,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 675,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 675,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person PN

CUSIP No. 08774B102	13D	Page 7 of 21 pages

1	Names of Reporting Persons Silver Brick Management PTE. LTD.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 675,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 675,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 675,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person CO

CUSIP No. 08774B102	13D	Page 8 of 21 pages

1	Names of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 62,740,718
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,740,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,740,718
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.7%
14	Type of Reporting Person CO

CUSIP No. 08774B102	13D	Page 9 of 21 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Better Home & Finance Holding Company, a Delaware corporation (the “Issuer”), whose principal executive office is located at 3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, NY 10007.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

SVF II Beaver (DE) LLC

SVF II Holdings (DE) LLC

SVF II Aggregator (Jersey) L.P.

SoftBank Vision Fund II-2 L.P.

SB Global Advisers Limited (“SBGA”)

SB Northstar LP

Silver Brick Management PTE. LTD.

SoftBank Group Corp. (“SoftBank”)

Each of SVF II Beaver (DE) LLC and SVF II Holdings (DE) LLC is organized under the laws of the State of Delaware. Each of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is organized under the laws of Jersey. SBGA is organized under the laws of England and Wales. SB Northstar LP is organized under the laws of the Cayman Islands. Silver Brick Management PTE. LTD. is organized under the laws of Singapore. SoftBank is organized under the laws of Japan.

The business address of each of SVF II Beaver (DE) LLC and SVF II Holdings (DE) LLC is 251 Little Falls Drive, Wilmington, DE 19808. The business address of each of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is Crestbridge Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The business address of SBGA is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The business address of SB Northstar LP is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008. The business address of Silver Brick Management PTE. LTD. is 138 Market Street #27-01A Capitagreen, Singapore 048926. The business address of SoftBank is 1-7-1, Kaigan, Minato-ku Tokyo 105-7537 Japan. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of SBGA and the directors and executive officers of SoftBank are set forth in Schedule A to this Schedule 13D (collectively, the “Related Persons”).

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 08774B102	13D	Page 10 of 21 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), SVF II Beaver (DE) LLC received 55,188,435 shares of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), and 6,877,283 shares of the Issuer’s Class C common stock, par value 0.0001 per share (the “Class C Common Stock” and together with the Class A Common Stock and the Class B Common Stock, the “Common Stock”).

In connection with Aurora’s (as defined below) initial public offering on March 8, 2021, SB Northstar LP, a subsidiary of SoftBank, purchased 2,700,000 units for $10.00 per unit, each of which consisted of one Class A ordinary share of Aurora (“Aurora Ordinary Share”) and one-quarter of one redeemable warrant (the “Aurora Warrants”), with each whole Aurora Warrant entitling the holder thereof to purchase one Aurora Ordinary Share at an exercise price of $11.50 per share. The Aurora Ordinary Shares were subsequently redeemed.

In addition, pursuant to a Subscription Agreement (as defined below), SB Northstar LP purchased the Convertible Notes (as defined below) in the aggregate principal amount of $528,585,444.

SB Northstar LP acquired the funds for these purchases through equity contributions from its partners, who in turn received the funds from equity contributions from their respective members and partners.

Item 4.	Purpose of Transaction.

Business Combination

On August 22, 2023 (the “Closing Date”), pursuant to the terms of the Agreement and Plan of Merger, dated as of May 10, 2021, as amended (the “Merger Agreement”), by and among Aurora Acquisition Corp. (“Aurora”), Better Holdco, Inc. (“Legacy Better”) and Aurora Merger Sub I, Inc. a wholly owned subsidiary of Aurora (“Merger Sub”), Merger Sub merged with and into Legacy Better, with Legacy Better surviving the merger (the “First Merger”) and Legacy Better merged with and into Aurora, with Aurora surviving the merger (the “Second Merger,” and together with the First Merger and other related transactions, the “Business Combination”). In connection with the Business Combination, Aurora changed its name to “Better Home & Finance Holding Company.”

In connection with the consummation of the Business Combination, among other transactions as described further in the Merger Agreement, (i) all outstanding shares of Legacy Better common stock as of immediately prior to the effective time of the First Merger were cancelled in exchange for the right to receive a number of shares of Common Stock (the “Stock

CUSIP No. 08774B102	13D	Page 11 of 21 pages

Consideration”), as described in the Merger Agreement, and (ii) each outstanding Aurora Warrant converted automatically into a warrant to purchase one share of Class A Common Stock for $11.50 per share (the “Warrants”). Pursuant to the terms of the Warrant Agreement, dated as of March 3, 2021 (the “Warrant Agreement”), by and between Aurora and Continental Stock Transfer & Trust Company, the Warrants are exercisable 30 days following the Closing Date and expire five (5) years following the Closing Date.

Legacy Better stockholders were entitled to elect to receive their portion of the Stock Consideration in the form of Class B Common Stock or in the form of Class C Common Stock. Each outstanding share of Class B Common Stock may be converted into either one share of Class A Common Stock or one share of Class C Common Stock at the option of the holder. Each outstanding share of Class C Common Stock may be converted into one share of Class A Common Stock at the option of the holder. The Class B Common Stock is entitled to three (3) votes per share and has the same economic terms as the Class A Common Stock. The Class C Common Stock is a non-voting stock, but has the same economic terms as the Class A Common Stock.

Per the terms of the Subscription Agreement (as defined below), the maximum number of shares of Common Stock that may be owned by SoftBank and its subsidiaries collectively cannot exceed 9.4% of the total outstanding voting power of the Issuer at any time after the Closing Date (the “9.4% Threshold”). To the extent that SoftBank or its subsidiaries would own Common Stock of the Issuer that equals on an aggregate basis more than 9.4% of the total outstanding voting power of the Issuer, they must exchange promptly any number of Class B Common Stock, or if none are so owned by them, Class A Common Stock, for Class C Common Stock.

In connection with the Business Combination, (i) SVF II Beaver (DE) LLC elected to receive, as a result of the 9.4% Threshold, 55,188,435 shares of Class B Common Stock and 6,877,283 shares of Class C Common Stock as Stock Consideration and (ii) SB Northstar LP received 675,000 Warrants.

Bridge Note Conversion

On December 2, 2021, pursuant to a bridge note purchase agreement, dated as of November 30, 2021 (the “Bridge Note Purchase Agreement”), by and among Aurora, Legacy Better, SB Northstar LP and Novator Capital Ltd. (the “Sponsor”), SB Northstar LP funded $650,000,000 of the $750,000,000 convertible bridge notes (the “Bridge Notes”). On the Closing Date, the Bridge Notes held by SB Northstar LP automatically converted into shares of Class C Common Stock at a conversion price of $10.00 per share (the “Bridge Note Conversion”). In connection with the Bridge Note Conversion, the Issuer issued 65,000,000 shares of Class C Common Stock to BHFHC Distribution Trust, a trust designated by SB Northstar LP to distribute such shares to SB Northstar LP only upon the receipt of (i) the United Kingdom’s Financial Conduct Authority (“FCA”) change in control approval (the “FCA Approval”), which is required in connection with SoftBank’s ownership in the Issuer or (ii) confirmation that such regulatory approvals are no longer required.

CUSIP No. 08774B102	13D	Page 12 of 21 pages

Subscription Agreement and Convertible Notes

On the Closing Date, pursuant to a subscription agreement, dated as of May 10, 2021 (as amended to date, the “Subscription Agreement”), by and among Aurora, Legacy Better and SB Northstar LP, the Issuer issued and sold to SB Northstar LP senior subordinated convertible notes in the aggregate principal amount of $528,585,444 (the “Convertible Notes”) pursuant to an Indenture, dated as of August 22, 2023 (the “Indenture”), between the Issuer and GLAS Trust Company LLC, as trustee. The Convertible Notes bear 1% interest per annum and mature on August 15, 2028, unless earlier converted or redeemed.

The Convertible Notes are convertible, at the option of SB Northstar LP, into shares of Class A Common Stock, with an initial conversion rate per $1,000 principal amount of Convertible Notes equal to (a) $1,000 divided by (b) a dollar amount equal to 115% of the average daily VWAP over the 20 VWAP trading days immediately prior to August 22, 2024 (the “First Anniversary VWAP”), subject to adjustments as described therein. The Indenture provides that the First Anniversary VWAP may be no less than $8.00 and no greater than $12.00, subject to adjustments as described therein.

Pursuant to the Indenture, the Convertible Notes are convertible (1) any time on or after August 22, 2024, (2)(a) in the event of certain distributions to the holders of the Class A Common Stock, (2)(b) in the event of certain fundamental change events, and (3) in the event the Issuer redeems the Convertible Notes at a redemption price of 115% of par plus accrued interest in cash, at any time on or before the 30th trading day prior to the maturity date of the Convertible Notes if the last reported sale price of the Class A Common Stock has been at least 130% of the conversion price then in effect for at least 20 trading days during the 30 trading day period ending on, and including, the trading day immediately preceding the date of notice of optional redemption.

Registration Rights Agreement

On the Closing Date, the Issuer, certain Legacy Better stockholders and the Sponsor entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer will be required to register for resale securities held by the stockholders party thereto. The Issuer will have no obligation to facilitate or participate in more than two underwritten offerings at the request or demand of the Sponsor and no more than three underwritten offerings at the request or demand of the Legacy Better stockholder parties. In addition, the holders have certain customary “piggyback” registration rights and block trade rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

The Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the Registration Rights Agreement, (ii) with respect to any holder, on the date that such holder no longer holds any Registrable Securities (as defined therein) and (iii) with respect to any holder, at such time as Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or another similar exemption under the Securities Act is available for the sale of all such holder’s shares during a three-month period without registration, and without compliance with the public information requirements or volume limitations under such rules and when any restrictive legends on such Registrable Securities have been removed.

CUSIP No. 08774B102	13D	Page 13 of 21 pages

The foregoing descriptions of the Warrant Agreement, the Subscription Agreement, the Indenture and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 08774B102	13D	Page 14 of 21 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 91,300,735 shares of Class A Common Stock outstanding as of the Closing Date, as disclosed in the Issuer’s Current Report on Form 8-K filed on August 28, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF II Beaver (DE) LLC	62,065,718	40.5%	0	62,065,718	0	62,065,718
SVF II Holdings (DE) LLC	62,065,718	40.5%	0	62,065,718	0	62,065,718
SVF II Aggregator (Jersey) L.P.	62,065,718	40.5%	0	62,065,718	0	62,065,718
SoftBank Vision Fund II-2 L.P.	62,065,718	40.5%	0	62,065,718	0	62,065,718
SB Global Advisers Limited	62,065,718	40.5%	0	62,065,718	0	62,065,718
SB Northstar LP	675,000	0.7%	0	675,000	0	675,000
Silver Brick Management PTE. LTD.	675,000	0.7%	0	675,000	0	675,000
SoftBank Group Corp.	62,740,718	40.7%	0	62,740,718	0	62,740,718

SVF II Beaver (DE) LLC is the beneficial owner of (i) 55,188,435 shares of Class A Common Stock underlying Class B Common Stock it holds of record and (ii) 6,877,283 shares of Class A Common Stock underlying Class C Common Stock it holds of record, each of which is convertible within 60 days of the date hereof. SB Northstar LP is the beneficial owner of 675,000 shares of Class A Common Stock underlying the Warrants it holds of record, which is exercisable within 60 days of the date hereof.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II Beaver (DE) LLC. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Beaver (DE) LLC. As a result of these relationships, the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein. As a result of these relationships, each of these entities may be deemed to share beneficial ownership of the securities held of record by SVF II Beaver (DE) LLC.

CUSIP No. 08774B102	13D	Page 15 of 21 pages

SoftBank is the parent company of Silver Brick Management PTE. LTD., which has been appointed as investment manager of SB Northstar LP and is responsible for making voting and investment decisions with respect to SB Northstar LP’s investments. As a result of these relationships, each of these entities may be deemed to share beneficial ownership of the securities held of record by SB Northstar LP.

(c) Except as otherwise disclosed herein, during the past 60 days, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 summarizes certain provisions of the Warrant Agreement, the Subscription Agreement, the Indenture and the Registration Rights Agreement, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Other than as reported herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

2	Warrant Agreement, dated as of March 3, 2021, by and between Aurora Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-4/A filed with the SEC on July 24, 2023).

3	Subscription Agreement, dated May 10, 2021, by and between Aurora Acquisition Corp. and SB Northstar LP (incorporated by reference to Annex H to the Issuer’s Registration Statement on Form S-4/A filed with the SEC on July 24, 2023).

4	Amendment No. 2 to Subscription Agreement, dated August 21, 2023, by and between Aurora Acquisition Corp., Better Holdco, Inc. and SB Northstar LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2023).

CUSIP No. 08774B102	13D	Page 16 of 21 pages

5	Indenture, dated as of August 22, 2023, by Better Home & Finance Holding Company, the Subsidiary Guarantors signatory thereto, and GLAS Trust Company LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 28, 2023).

6	Amended and Restated Registration Rights Agreement, dated as of August 22, 2023, by and among Better Home & Finance Holding Company, Novator Capital Sponsor Ltd., and certain Persons signatory thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 28, 2023).

CUSIP No. 08774B102	13D	Page 17 of 21 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2023

SVF II Beaver (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Aggregator (Jersey) L.P.

By:	/s/ Michael Johnson
Name:	Michael Johnson
Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department

CUSIP No. 08774B102	13D	Page 18 of 21 pages

Silver Brick Management PTE. LTD.

By:	/s/ Kozo Aramaki
Name:	Kozo Aramaki
Title:	Director

SB Northstar LP

By:	/s/ Stephen Lam
Name:	Stephen Lam
Title:	Director

CUSIP No. 08774B102	13D	Page 19 of 21 pages

Schedule A

Set forth below is a list of each director of SB Global Advisers Limited and each executive officer and director of SoftBank Group Corp., including the name, citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each individual.

SB GLOBAL ADVISERS LIMITED

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address
Alex Clavel, a citizen of the United States	Board Director and Executive Committee member of SB Global Advisers Limited and Board Director and Management Committee member of SB Investment Advisers (UK) Limited	69 Grosvenor Street, London, United Kingdom W1K 3JP

Yoshimitsu Goto, a citizen of Japan	Board Director of SB Global Advisers Limited and Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.	69 Grosvenor Street, London, United Kingdom W1K 3JP SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Navneet Govil, a citizen of the United States	Board Director and Executive Committee Member of SB Global Advisers Limited, Board Director of SB Global Advisers (US) Inc., and CFO of the SoftBank Investment Advisers Group	69 Grosvenor Street, London, United Kingdom W1K 3JP 300 El Camino Real, Menlo Park, CA 94025, United States

Timothy A. Mackey, a citizen of New Zealand	Board Director of SB Global Advisers Limited and Corporate Officer, CLO & GCO of SoftBank Group Corp.	69 Grosvenor Street, London, United Kingdom W1K 3JP SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Gyu Hak Moon, a citizen of South Korea	Board Director and Executive Committee member of SB Global Advisers Limited	69 Grosvenor Street, London, United Kingdom W1K 3JP

SOFTBANK GROUP CORP.

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address
Masayoshi Son*, a citizen of Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Yoshimitsu Goto*, a citizen of Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

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Ken Miyauchi*, a citizen of Japan	Board Director of SoftBank Group Corp.; Director & Chairman, SoftBank Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kentaro Kawabe*, a citizen of Japan	Board Director of SoftBank Group Corp.; Chairperson and Representative Director, Z Holdings Corporation; Executive Director, ZOZO, Inc.; Board Director, SoftBank Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Keiko Erikawa*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Chairman Emeritus (Director), KOEI TECMO GAMES CO., LTD; Board Director, KOEI TECMO EUROPE LIMITED; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD.; Director, Foundation for the Fusion Of Science and Technology	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

David Chao*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Co-Founder and General Partner, DCM Ventures	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Masami Iijima*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Director, Ricoh Company, Ltd.; Director, Isetan Mitsukoshi Holdings Ltd.; Counsellor, Bank of Japan; Counselor, MITSUI & CO., LTD.; Director, Takeda Pharmaceutical Company Limited	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kenneth A. Siegel*, a citizen of the United States of America	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, Japan 100-6529

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Soichiro Uno**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO CORPORATION	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Yuji Nakata**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Maurice Atsushi Toyama**, a citizen of the United States of America	External Audit & Supervisory Board Member of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Keiichi Otsuka**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Director, Shizuoka Bank (Europe) S.A.; Representative of Otsuka CPA Office; Audit & Supervisory Board Member, TBK Co., Ltd.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kazuko Kimiwada, a citizen of Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Timothy A. Mackey, a citizen of New Zealand	Corporate Officer, CLO & GCO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Seiichi Morooka, a citizen of Japan	Corporate Officer of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

*	Director
**	Corporate Auditor